

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 8, 2023

BY EMAIL

Richard Horowitz
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797
richard.horowitz@dechert.com

Re: Calamos Aksia Alternative Credit and Income Fund, *et al*.; File No. 812-15369

Dear Mr. Horowitz:

By Form APP-WD filed with the U.S. Securities and Exchange Commission on May 4, 2023, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Terri G. Jordan

Terri G. Jordan
Branch Chief

Cc: Jennifer O. Palmer
Division of Investment Management